Exhibit 99.1

BYND CANNASOFT ENTERPRISES INC. 2264 East 11th Avenue Vancouver, B.C., Canada Ph: +1 (604) 833-6820

NEWS RELEASE - For Immediate Release

ISRAELI TECHNOLOGY COMPANY BYND CANNASOFT CLOSES ACQUISITION OF ZIGI CARMEL INVESTMENTS LTD. VALUED AT US $28 MILLION

Vancouver, British Columbia (September 23, 2022) BYND Cannasoft Enterprises Inc. (NASDAQ: BCAN) (CSE: BYND) (“BYND” or the “Company”) announced today that, further to its news release of September 19, 2022, it has completed the purchase of all of the issued and outstanding shares of Zigi Carmel Initiatives & Investments Ltd. (“ZC”) from Carmel Zigdon. Under the terms of the share purchase agreement, the Company issued 7,920,000 common shares to the vendor. These shares are subject to a hold period and may not be traded in Canada before January 23, 2023.

The Company also reports that Carmel has been appointed as a director of BYND. Carmel invented the concept for the EZ-G device back in 2021 and since then has developed it for commercialization. He currently manages the online shopping site ZCRAIV, an online clothes store generating revenues in the millions of US$ per year.

The following disclosure is the sole responsibility, and published at the request, of the vendor pursuant to his disclosure obligations under National Instrument 62-103 The Early Warning System and Related Take-Over Bid and Insider Reporting Issues (“NI 62-103”).

Carmel Zigdon (the “Acquiror”) has acquired beneficial ownership and control over 7,920,000 common shares of the Company (the “Shares”) at a deemed price per share of $4.735 for a total deemed price of $37,501,200. The Shares were acquired on September 22, 2022 pursuant to the Company’s purchase of ZC (the “Acquisition”). Immediately following the Acquisition, the Acquiror owned a total of 7,920,000 Shares representing 20.99% of the Company’s 37,736,810 issued and outstanding Shares.

The Shares were acquired for investment purposes. The Acquiror may from time to time acquire additional securities, dispose of some or all of the existing or additional securities or may continue to hold the securities of the Company.

A copy of the early warning report to be filed by the Acquiror pursuant to NI 62-103 may be obtained from Carmel at +972 54 2141448.

About BYND Cannasoft Enterprises Inc.

BYND is an integrated software/cannabis company, based in Israel.

CRM Software

BYND owns and markets a proprietary customer relationship management (CRM) software product, known as “Benefit CRM”. BYND’s Benefit CRM software enables small and medium-sized businesses to optimize their day-to-day business activities such as sales management, personnel management, marketing, call center activities and asset management. BYND’s next-generation Benefit CRM platform is now ready for BETA testing.

Cannabis CRM

Building on its 20 years of experience in CRM software, BYND has recently begun development of an innovative new CRM platform, designed specifically to serve the needs of the medical cannabis industry. This new platform will be the first of its kind for the medical cannabis field and the Company is confident it will transform the industry into a more organized, accessible, and price transparent market. Data and information collected through the operation of the Cannabis Farm (see below) and the products it produces will allow BYND to test its new Cannabis CRM platform and adjust the platform as necessary. Additionally, operating the Cannabis Farm and selling medical cannabis will bring in additional revenue to further support BYND during the initial roll-out years of its cannabis CRM platform.

Cannabis Farm

BYND is in the process of securing approval for the transfer of a primary growing license for growing medical cannabis in Israel and intends to construct a 3.7 acre farm facility near Ashkelon Israel, to grow medical cannabis. The Company’s plans include the construction of 4 state of the art greenhouses, housing approximately 2.5 acres of total growing area. BYND estimates that once fully operational its Cannabis farm facility will be able to produce 7,500kg of raw cannabis each year. BYND also intends to work with strategic partners to develop and market new, proprietary cannabis-infused products for sale throughout Israel and for export. For Further Information please refer to the information available on the Company’s website: www.cannasoft- crm.com, the CSE’s website: www.thecse.com/en/listings/life-sciences/bynd-cannasoft-enterprises-inc and on SEDAR: www.sedar.com.

Gabi Kabazo

Chief Financial Officer

Tel: (604) 833-6820

e-mail: ir@cannasoft-crm.com

For Media and Investor Relations, please contact:

David L. Kugelman

(866) 692-6847 Toll Free - U.S. & Canada

(404) 281-8556 Mobile and WhatsApp

dk@atlcp.com

Skype: kugsusa

BYND Cannasoft Press Release- September 23, 2022.